SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      Ö        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Addition of an Affiliated Company

1.	Details of affiliated company:

Name: KT Telecop

Name of the Representative Director: Dong Hoon Kim

Total assets: Won 95,308,496,156

Total liabilities: Won 64,955,590,871

Total shareholders’ equity: Won 30,352,905,285

Total capital stock: Won 24,752,450,000

Business area: providing security services for facilities and equipment

2.	Name of company group: KT Corporation

3.	Reasons for the addition: KT Telecop was spun off from KT Linkus and received notice from the Fair Trade Commission that KT Telecop is required to be classified as an affiliate of a large corporate group.

4.	Percentage of shares owned by KT Corporation: 93.81%

5.	Number of KT Corporation’s affiliated companies after the addition: 19

6.	Effective date: January 2, 2007

Conversion of Convertible Notes

1.	Conversion of the remaining US$11,245,000 of convertible notes previously issued by KT Corporation on January 4, 2002.

2.	Details:

A. Total amount converted: US$11,245,000

B. Number of converted common shares: 260,531 shares

C. Date of conversion: December 29, 2006 (maturity date of the convertible notes: January 4, 2007)

D. Conversion price: Won 55,773 (based on the exchange rate of Won 1,292.2 to US$1)

3. Miscellaneous:

A.	The conversion described above completes the redemption or conversion of all outstanding amounts of convertible notes issued in connection with the privatization of KT Corporation.

B.	The number of treasury shares decreased from 71,792,753 common shares (25.67%) to 71,532,222 common shares (25.58%)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 2, 2007

KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director